02038024

PE 5/28/02

BEST AVAILABLE COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 165 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 28, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PROCESSED
JUN 04 2002
THOMSON FINANCIAL P

Precision Drilling

JOINT ANNOUNCEMENT

28 May 2002

PRECISION TO BID FOR AUSTRALIAN OIL & GAS CORPORATION LIMITED

AUSTRALIAN OIL & GAS CORPORATION LIMITED TO RECOMMEND PRECISION BID

Precision Drilling Corporation ("**Precision**") of Canada today announced an intention by its wholly owned subsidiary, Precision Drilling (Australia) Pty Limited ACN 100 307 168 ("**Precision Australia**"), to make a takeover bid for Australian listed onshore drilling contractor Australian Oil & Gas Corporation Limited ("**AOG**"). Under its bid for AOG, Precision Australia intends to offer:

- A$2.25 cash for each AOG share; and
- A$1.05 cash for each unexercised AOG listed option.

Precision's cash offer will extend to include any new AOG shares that are issued on the exercise of AOG listed options or AOG executive options. This values AOG at approximately A$144 million (approximately Canadian $123 million), assuming that all options are exercised.

At A$2.25 per AOG share, the Precision Australia offer for AOG shares is 32% higher than the current share offer by Ensign (Australia) Holdings Pty Limited ("**Ensign**") and, at A$1.05 per AOG listed option, Precision Australia's offer for the AOG listed options is 110% higher than the current options offer by Ensign.

The acquisition of AOG would expand Precision's existing international rig fleet by 26 to 41 rigs and its total worldwide rig fleet to 274 and is a further step in fulfilling its objective to diversify its revenue stream outside Canada.

Precision CEO, Hank Swartout, said "AOG has long been a trusted and respected partner with Precision in Oman and Argentina and we are very happy to have the opportunity to add to our Company a group of people with such extensive experience in the international arena as AOG".

The board of AOG also announced today an intention to recommend acceptance of Precision's offer to AOG shareholders and ASX listed option holders in the absence of a higher offer.

Managing Director of AOG, Ken Skirka said "I agree with Hank's comments and can see the benefits that would flow to the AOG Group, and in particular to our operational personnel, in being part of a larger international organisation".

Both the offer for AOG shares and the offer for the AOG listed options will be subject to a number of conditions as follows:

- at any time during or at the end of the offer period under the offer for AOG shares, Precision Australia and its associates have relevant interests in more than 50% (by number) of the aggregate of all the AOG shares, AOG listed options and AOG executive options;
- at any time during or at the end of the offer period under the offer for AOG shares, Precision Australia and its associates have relevant interests in more than 56% (by number) of the AOG shares on issue at the commencement of the share offer period;
- FIRB approval;
- there being no change to the AOG business, assets, financial or trading position, profitability or prospects or the status or terms of arrangements entered into with AOG or any of its subsidiaries which has a material adverse effect on the AOG group and no event or proceeding arises that is likely to result in such a material adverse change;
- there being no material acquisitions, disposals or changes in the conduct of AOG's business; and
- there being no prescribed occurrences (referred to in section 652C of the Corporations Act 2001) during the offer period (except for the issue of AOG shares on the exercise of AOG listed options or AOG executive options).

The conditions are summarised in Attachment 1 to this announcement.

To encourage Precision to make the offer, AOG has agreed to pay to Precision a break fee of A$1 million (which equates to 1.5c per AOG share on a fully diluted basis). The key terms of the break fee and non-solicitation agreement with Precision are summarised in Attachment 2 to this announcement. The full terms of the agreement will be included in Precision Australia's Bidder's Statement.

Precision Australia intends to lodge the full terms of its offer and Bidder's Statement with ASIC within 7 days.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. The common shares of Precision Drilling Corporation are traded on the Toronto Stock Exchange under the symbol PD and the New York Stock Exchange under the symbol PDS. Based on its closing price of Canadian $57.50 on May 27, 2002, Precision had a market capitalisation of approximately Canadian $3.1 billion (approximately A$3.6 billion).

SIGNED for and on behalf of **Precision Drilling Corporation**	**SIGNED** for and on behalf of **Australian Oil & Gas Corporation Limited**
....	....
M. J. McNulty Vice President Business Development	C. W. Siller Chairman

For inquiries please contact:

For Precision and Precision Australia:

In Canada

Dale E. Tremblay
Senior Vice President Finance and CFO
Precision Drilling Corporation
(1)-403-716-4500

For AOG:

In Australia

Duncan W. Glasgow
Company Secretary
Australian Oil & Gas Corporation Limited
(61 2) 9223 3755

ATTACHMENT 1
(to joint announcement)

CONDITIONS OF THE SHARE OFFER

Precision Australia's takeover bid (the "**Share Offer**") for fully paid ordinary shares in the capital of Australian Oil & Gas Corporation Limited ("**AOG**") will be subject to the following conditions.

1. **Relevant interests in AOG Shares, AOG Options and AOG Executive Options**

At any time during or at the end of the offer period for the Share Offer (the "**Share Offer Period**"), Precision Australia and its associates have relevant interests in more than 50% (by number) of the aggregate of all:

(a) fully paid ordinary shares in the capital of AOG ("**AOG Shares**");

(b) options issued by AOG to subscribe for AOG Shares, such options being quoted on the official list of the ASX ("**AOG Options**"); and

(c) options issued to AOG executives under the executive share option plan approved by AOG Shareholders on 21 November 1997 and amended by resolution of the board of AOG on 25 August 2000 ("**AOG Executive Options**").

2. **Relevant interests in AOG Shares**

At any time during or at the end of the Share Offer Period, Precision Australia and its associates have relevant interests in more than 56% (by number) of the AOG Shares on issue at the commencement of the Share Offer Period.

3. **FIRB**

One of the following occurs before the end of the Share Offer Period:

(i) Precision Australia receives a notice from the Treasurer of the Commonwealth of Australia ("**Treasurer**") or his agent to the effect that there is no objection to the acquisition of the AOG Shares by Precision Australia (by any means permitted by the *Corporations Act*) under the Commonwealth Government's foreign investment policy, such notice being unconditional;

(ii) the period provided under the *Foreign Acquisitions and Takeovers Act* 1975 (Cth) (as amended) (the "**FATA Act**") during which the Treasurer may make an order under section 18 or an interim order under section 22 of the FATA Act prohibiting the acquisition of AOG Shares by Precision Australia (by any means permitted by the *Corporations Act*) has elapsed, without such an order being made; or

(iii) if an interim order prohibiting such acquisition is made, the subsequent period for making a final order prohibiting the acquisition of AOG Shares by Precision Australia has elapsed, without such final order being made.

4. **No material adverse change**

Save as publicly announced to ASX prior to the date of this announcement (the "**Announcement Date**"), none of the following events has happened since 31 December 2001 or happens during the period from and including the Announcement Date to the end of the Share Offer Period:

(i) any change in the business, assets, liabilities, financial or trading position, profitability or prospects, or the status or terms of arrangements entered into with AOG or any of its subsidiaries, which has a material adverse effect on AOG and its related bodies corporate (the "**AOG Group**"); or

(ii) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a material adverse effect of the kind mentioned in paragraph (i) above.

5. **No material acquisitions, disposals or changes in the conduct of business**

Between the Announcement Date and the end of the Share Offer Period, neither AOG nor any subsidiary of AOG:

(i) enters into or announces an intention or proposal to enter into;

(ii) discloses (without having disclosed to ASX prior to the Announcement Date) the existence of; or

(iii) incurs, becomes subject to, or brings forward the time for performance of (or is reasonably likely to incur, become subject to or bring forward the time for performance of),

any obligation or arrangement:

(A) to acquire or dispose of any asset or business or any interest therein, or to perform or acquire the benefit of any services in relation to any asset or business or interest therein; or

(B) to enter into, terminate, amend or waive any of the terms applicable to a joint venture, asset or profit sharing, partnership or joint selling agreement, merger of businesses or of corporate entities, lease, licence or grant of any right,

which will result or is reasonably likely to result in a material change, following the Announcement Date (as compared with the position immediately prior to the Announcement Date), in the assets, liabilities, financial or trading position, profitability, prospects or manner of conduct of any of the AOG Group's businesses.

6. **Prescribed occurrences**

None of the following occurrences happens between the date that the Bidder's Statement in the Share Offer is given to AOG and the end of the Share Offer Period:

(i) AOG converts all or any of its shares into a larger or smaller number of shares;

(ii) AOG or a subsidiary of AOG resolves to reduce its share capital in any way;

(iii) AOG or a subsidiary of AOG enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under subsection 257C(1) or 257D(1) of the Corporations Act;

(iv) AOG or a subsidiary of AOG issues shares (other than as a result of the exercise of AOG Options or AOG Executive Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) AOG or a subsidiary of AOG issues, or agrees to issue, convertible notes;

(vi) AOG or a subsidiary of AOG disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) AOG or a subsidiary of AOG charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) AOG or a subsidiary of AOG resolves to be wound up;

(ix) a liquidator or provisional liquidator of AOG or of a subsidiary of AOG is appointed;

(x) a court makes an order for the winding up of AOG or of a subsidiary of AOG;

(xi) an administrator of AOG or of a subsidiary of AOG is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) AOG or a subsidiary of AOG executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of AOG or of a subsidiary of AOG.

CONDITIONS OF THE OPTIONS OFFER

Options Offer conditions:

Precision Australia's takeover bid for AOG Options (the "**Options Offer**") will be subject to the following conditions.

1. **Relevant Interests in AOG Shares, AOG Options and AOG Executive Options**

   At any time during or at the end of the Share Offer Period, Precision Australia and its associates have relevant interests in more than 50% (by number) of the aggregate of all the AOG Shares, AOG Options and AOG Executive Options.

2. **Relevant interests in AOG Shares**

   At any time during or at the end of the Share Offer Period, Precision Australia and its associates have relevant interests in more than 56% (by number) of the AOG Shares on issue at the commencement of the Share Offer Period.

3. **FIRB**

One of the following occurs before the end of the offer period for the Options Offer (the "**Options Offer Period**"):

(i) the notice from the Treasurer referred to in condition 3 of the Share Offer conditions extends to the acquisition by Precision Australia of the AOG Shares which would be issued on exercise of the AOG Options and AOG Executive Options (by any means permitted by the Corporations Act);

(ii) the period provided under the FATA Act during which the Treasurer may make an order under section 18 or an interim order under section 22 of the FATA Act prohibiting the acquisition by Precision Australia of AOG Shares (including AOG Shares which would be issued on exercise of the AOG Options and AOG Executive Options (by any means permitted by the Corporations Act)) has elapsed, without such an order being made; or

(iii) if an interim order prohibiting such acquisition is made, the subsequent period for making a final order prohibiting the acquisition of AOG Shares (including AOG Shares which would be issued on exercise of the AOG Options and AOG Executive Options) has elapsed, without such final order being made.

4. **No material adverse change**

Save as publicly announced to ASX prior to the Announcement Date, none of the following events has happened since 31 December 2001 or happens during the period from and including the Announcement Date to the end of the Options Offer Period:

(i) any change in the business, assets, liabilities, financial or trading position, profitability or prospects, the status or terms of arrangements entered into with AOG or any of its subsidiaries, which has a material adverse effect on the AOG Group; or

(ii) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a material adverse effect of the kind mentioned in paragraph (i) above.

5. **No material acquisitions, disposals or changes in the conduct of business**

Between the Announcement Date and the end of the Options Offer Period, neither AOG nor any subsidiary of AOG:

(i) enters into or announces an intention or proposal to enter into;

(ii) discloses (without having disclosed to ASX prior to the Announcement Date) the existence of; or

(iii) incurs, becomes subject to, or brings forward the time for performance of (or is reasonably likely to incur, become subject to or bring forward the time for performance of),

any obligation or arrangement:

(A) to acquire or dispose of any asset or business or any interest therein, or to perform or acquire the benefit of any services in relation to any asset or business or interest therein; or

(B) to enter into, terminate, amend or waive any of the terms applicable to a joint venture, asset or profit sharing, partnership or joint selling agreement, merger of businesses or of corporate entities, lease, licence or grant of any right,

which will result or is reasonably likely to result in a material change, following the Announcement Date (as compared with the position immediately prior to the Announcement Date), in the assets, liabilities, financial or trading position, profitability, prospects or manner of conduct of any of the AOG Group's businesses.

6. **Prescribed occurrences**

None of the following occurrences happens between the date the Bidder's Statement in the Options Offer is given to AOG and the end of the Options Offer Period:

(i) AOG converts all or any of its shares into a larger or smaller number of shares;

(ii) AOG or a subsidiary of AOG resolves to reduce its share capital in any way;

(iii) AOG or a subsidiary of AOG enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under sub-section 257C(1) or 257D(1) of the Corporations Act;

(iv) AOG or a subsidiary of AOG issues shares (other than as a result of the exercise of AOG Options or AOG Executive Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) AOG or a subsidiary of AOG issues, or agrees to issue, convertible notes;

(vi) AOG or a subsidiary of AOG disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) AOG or a subsidiary of AOG charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) AOG or a subsidiary of AOG resolves to be wound up;

(ix) a liquidator or provisional liquidator of AOG or of a subsidiary of AOG is appointed;

(x) a court makes an order for the winding up of AOG or of a subsidiary of AOG;

(xi) an administrator of AOG or of a subsidiary of AOG is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) AOG or a subsidiary of AOG executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of AOG or of a subsidiary of AOG.

ATTACHMENT 2
(to joint announcement)

SUMMARY OF BREAK FEE AND NON SOLICITATION AGREEMENT

On the date of this announcement Australian Oil & Gas Corporation Limited ("**AOG**") and Precision Drilling Corporation ("**Precision**") entered into an agreement (the "**Facilitation Agreement**") under which, as a pre-requisite to Precision's wholly owned subsidiary, Precision Drilling (Australia) Pty Limited ("**Precision Australia**"), making the takeover offers for AOG shares ("**Share Offer**") and ASX-quoted options ("**Options Offer**") (collectively the "**Offers**"), and in consideration of the sum of $100 paid to AOG by Precision, AOG agreed the following:

1. **Reimbursement Amount**

AOG is required to pay, to the extent permitted by law and subject to set-off as described below, the sum of $1 million (the "**Reimbursement Amount** ") as compensation for the reasonable costs and expenses incurred by Precision Australia in pursuing the Offers if:

(a) the offeror in either:

- the takeover offer by Ensign (Australia) Holdings Pty Ltd of $1.70 in cash for each AOG Share and $0.50 in cash for each AOG Option (as varied or extended) (the "**Ensign Takeover Offer**"); or

- another takeover offer or other proposal under which a person would acquire control of AOG for consideration in respect of AOG Shares which is equal (but subject to conditions which a reasonable person would consider more favourable to holders of AOG shares than those remaining in the Share Offer at the date of the announcement of the other takeover offer or other proposal) or higher than the consideration under the Share Offer where that other takeover offer or proposal is announced or may be accepted before the end of the offer period for the Share Offer (a "**Superior Takeover Offer**"),

(each of the Ensign Takeover Offer and a Superior Takeover Offer is referred to as a "**Competing Takeover Offer**"), where the Competing Takeover Offer is a takeover bid made under chapter 6 of the Corporations Act, acquires a relevant interest in more than 50% of all AOG Shares either:

(i) during or at the end of the offer period under the Competing Takeover Offer; or

(ii) if the Competing Takeover Offer involves an offer for AOG Options, during or at the end of the offer period under the Competing Takeover Offer or upon the exercise of any AOG Options acquired under the Competing Takeover Offer,

and at the end of the offer period in the Competing Takeover Offer all of the conditions of the Competing Takeover Offer have either been fulfilled or waived; or

(b) the offerer in a Competing Takeover Offer, where the Competing Takeover Offer is not a takeover bid made under chapter 6 of the Corporations Act, acquires a relevant interest in more than 50% of all AOG Shares; or

(c) AOG's directors fail to recommend acceptance of the Offers by holders of AOG Shares and AOG Options (as the case may be), or they fail to recommend either of the Offers, in the target's statement to be lodged with ASIC by AOG in response to the Offers (the "**Target's Statement**") or they withdraw any such recommendation; or

(d) AOG's directors recommend to AOG shareholders that they accept a Competing Takeover Offer; or

(e) the AOG directors do not state in the Target's Statement that they intend, in the absence of a higher offer, to accept the Offers in respect of all AOG Shares or AOG Options held by them personally or through controlled private companies or superannuation funds.

AOG is entitled to set off against the Reimbursement Amount, the amount determined as follows:

- the amount offered for AOG Shares and AOG Options by an offeror under a Competing Takeover Offer referred to in 1(a) or (b) above (a "**Successful Takeover Offer**") multiplied by the respective number of AOG Shares or AOG Options acquired (fully beneficially) by Precision or its related bodies corporate (the "**Precision Group**") after the date of the Facilitation Agreement;

- less the average amount paid by the Precision Group for those AOG Shares and AOG Options multiplied by that number of AOG Shares and AOG Options;

- less tax payable by the Precision Group on disposal of those securities under a Successful Takeover Offer.

AOG is not required to pay the Reimbursement Amount to that extent that it is unlawful, involves a breach of the duties of the Directors of AOG or constitutes unacceptable circumstances (within the meaning of that term in section 657A of the Corporations Act).

2. **Non solicitation**

AOG must ensure that for a period of 40 days after the date of the Facilitation Agreement it and its employees, officers and (to the extent that it is reasonably able to influence them) associates, do not, except with the prior written consent of Precision, directly or indirectly solicit, initiate, encourage or engage in any negotiations or discussions with respect to any expression of interest, offer or proposal by any person to acquire or become the holder of, or otherwise have an economic interest in, all or a substantial part of the business of AOG or its share capital. However, AOG and its directors are not prevented from taking any action which the directors consider necessary in order to respond to any unsolicited approach by any third party, or any other action on the part of AOG or its directors, if failure to perform that action would involve a breach of the duties of the directors of AOG.

AOG is also not prevented from discussing or providing copies of publicly available information relating to AOG to any person.

The above non-solicitation obligations cease to apply if a Superior Takeover Offer is publicly announced, or another takeover bid is varied so that it becomes a Superior Takeover Offer, and within 3 Business Days of that event Precision Australia has not publicly announced a variation to, or varied the amount of the consideration offered under the Share Offer so that it is equal to or greater than the consideration offered for AOG Shares under the Superior Takeover Offer.

3. **Termination**

The Facilitation Agreement terminates if Precision Australia does not dispatch the Offers within the time period set out in section 631(1) of the Corporations Act or, except where any of the events described in 1(a) to (e) above has occurred, the Offers do not proceed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: May 28, 2002